Mail Stop 4561   July 14, 2008

H.B. Lipham, III
Chief Executive Officer
WGNB Corp.
201 Maple Street
Carrollton, GA 30112

>   **Re: WGNB Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 20, 2008**
>   **File No. 333-151820**

Dear Mr. Lipham:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Cover page

1. Revise the first paragraph to disclose the mandatory redemption option of the company.

Questions and Answers About this Rights Offering

2. Please describe what happens when, upon exercise of the rights at the conversion rate, the shareholder is left with fractional rights. For example, suppose a shareholder owns 10 shares of WGNB stock, receives 10 rights and exercises at

the conversion ratio of 2.423 rights per share. It appears, based on the disclosure that after exercise, 0.308 rights would remain.

Prospectus Summary, page 1

3. Please revise the preamble to state that it highlights "material" information, not "selected, from the document.

Risk Factors, page 10

4. The purpose of the risk factors section is to discuss the most significant factors that make investing in the security speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references throughout this section to the company's inability to offer assurances as to certain aspects of the company's business. For example, you state that you cannot assure investors that your Series A Preferred shares will meet listing requirements or that there will be an active trading market for the securities. Instead of stating the company's inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

5. We note the significant amount of construction loans held on your balance sheet as of March 31, 2008. We also note the disclosure in your most recently filed Form 10-Q regarding the deteriorating financial capacity of your residential construction and development borrowers to meet their loan obligations. We further note the declining values of the underlying properties based on your reappraisals. Since it appears that there is significant risk associated with your construction loan portfolio, please include a risk factor highlighting your overall risk exposure with respect to these loans. In addition, disclose the construction loan portfolio balance, the amount of substandard and non-performing construction loans, and the amount of construction loans in foreclosed assets as of the most recent practicable date.

6. Your most recent Form 10-Q discloses non-performing assets of $54.5 million, which is approximately 8% of your total loans and approximately 68% of stockholders' equity. Non-performing loans have also increased significantly since the year-earlier period. Since non-performing loans could have, among other unfavorable consequences, a deleterious effect on your earnings, please include a risk factor that addresses how non-performing loans may impact your overall business.

Where You Can Find More Information, page 47

7. As you have elected to incorporate information by reference pursuant to General

Instruction VII of the Form S-1, you must specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report already incorporated by reference. See Item 12(a)(2) of Form S-1.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc: By fax (404) 685-5028
        Karen K. Leach, Esq.
        Paul, Hastings, Janofsky & Walker LLP